T3/11 BB 3/3

03001492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8- 49619

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2003
WASH, D.C. 207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2002** and ending **December 31, 2002**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
951 Ice Cream Drive, Suite 200
(No. and Street)

North Aurora	Illinois	60542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce (630) 801-6080
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OP 3-12

OATH OR AFFIRMATION

I, **Patrick B. Joyce**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Oberweis Securities, Inc**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

"OFFICIAL SEAL"
Martin L. Yokosawa
Notary Public, State of Illinois
My Commission Exp. 07/03/2005

Patrick B. Joyce
Signature

Executive Vice President
Title

Martin L. Yokosawa
Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

OBERWEIS SECURITIES, INC.
(F/K/A OBERWEIS.NET, INC.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

(Filed Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934)

OBERWEIS SECURITIES INC. (F/K/A OBERWEIS.NET, INC.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

Table of Contents

KGN

Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave. 11th Floor

Chicago, Illinois 60601-7601

312.819.4300 FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member:

The KGN Financial Group

The Leading Edge Alliance

Kreston International

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Oberweis Securities, Inc. (f/k/a Oberweis.net, Inc.)
North Aurora, Illinois

We have audited the accompanying statements of financial condition of Oberweis Securities, Inc. (f/k/a Oberweis.net, Inc.) as of December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Oberweis Securities, Inc. (f/k/a Oberweis.net, Inc.) as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

January 17, 2003

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Assets		
Cash and cash equivalents	$ 43,913	$ 2,982
Receivable from broker-dealer	1,553,883	2,116,547
Receivable from investment company	-	27,477
Securities owned, at market value	2,407,924	2,297,210
Secured demand notes	150,000	200,000
Refundable income taxes	17,455	101,876
Interest and other receivables	79,911	54,232
Property and equipment net of accumulated depreciation of $26,479 and $9,974, respectively	32,939	49,444
Stock subscription receivable	39,000	39,000
Notes receivable	43,078	73,250
Deferred tax asset	8,958	7,750
TOTAL ASSETS	$ 4,377,061	$ 4,969,768

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities		
Due to clearing broker	$ 2,972,141	$ 3,531,638
Accrued commissions	67,046	61,367
Income taxes payable	7,313	-
Accrued expenses	437,751	447,189
Other liabilities	25,914	30,199
Note payable - affiliate	-	115,000
Total Liabilities	3,510,165	4,185,393
Liabilities Subordinated to Claims of General Creditors	150,000	200,000
Stockholders' Equity		
Common stock - no par value; authorized 10,000 shares; issued and outstanding 530 shares in 2002 and 539 shares in 2001	182,316	193,452
Retained earnings	534,580	390,923
Total Stockholders' Equity	716,896	584,375
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,377,061	$ 4,969,768

See notes to financial statements.

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 1 – NATURE OF OPERATIONS

Effective February 16, 2001, Oberweis.net, Inc. changed its name to Oberweis Securities, Inc. ("the Company"). The Company is an introducing broker in the securities industry, is registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided principally by using accelerated methods over the estimated useful lives of the assets, ranging from 5-7 years.

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

NOTE 3 – MARKETABLE SECURITIES

The Company holds for its own investment account various fixed income securities. The cost and unrealized gain (loss) as of December 31, 2002 and 2001 are as follows:

	2002	2001
Cost	**$ 2,354,993**	$ 2,340,083
Unrealized Gain (Loss)	**52,931**	(42,873)
Total Market Value	**2,407,924**	2,297,210
Less: Margin Account Indebtedness	**(2,972,141)**	(3,531,638)
Marketable Securities, Net	**$ (564,217)**	$ (1,234,428)

NOTE 4 – RELATED-PARTY TRANSACTIONS

In connection with the distribution and promotion of affiliated mutual funds, the Company received from Oberweis Asset Management, Inc. ("OAM"), a substantially similarly owned affiliate, fees for services rendered for the year ended December 31, 2002 and 2001 totaling $273,000 and $178,000, respectively. In addition, OAM provides to the Company at no charge, use of its facilities and equipment. The amounts due from OAM at December 31, 2002 and 2001 were $20,000 and $0, respectively.

In addition, during December 2001, OAM advanced the Company $115,000 under two separate note agreements. The notes are due on demand and carry interest at the prime rate (5% at December 31, 2001). The loans were paid in full during 2002.

The Company sponsors The Oberweis Mutual Funds and receives distribution fees for services rendered. As of December 31, 2002 and 2001, fees earned were $230,169 and $285,905, respectively, and amounts due relating to these fees were $0 and $27,477, respectively.

NOTE 5 – SECURED DEMAND NOTES RECEIVABLE AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

In November of 1999 and February of 2000, the Company entered into four non-interest bearing subordinated loan agreements for $50,000 each, which were approved by the NASD. Two of these agreements were effective as of November 1, 1999 and the remaining two were effective as of February 29, 2000. The borrowings under these agreements are in the form of secured demand notes collateralized by marketable securities. The first series of two agreements expired on December 31, 2002 and the latter series of two agreements expire on February 28, 2003. One of the agreements, which expires in February of 2003, was repaid in full in December of 2002. The series of notes, which expired on December 31, 2002, were renewed and will expire on December 31, 2005.

The related notes are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Note 8). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The remaining subordinated loan agreement bears interest at five percent per annum.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2002	2001
Furniture and Fixtures	**$ 33,418**	$ 33,419
Computers and Equipment	**26,000**	26,000
Total	**59,418**	59,419
Less-Accumulated Depreciation	**26,479**	9,975
	$ 32,939	$ 49,444

NOTE 7 – OPERATING LEASES

During the year the Company entered into two leases for rental of office facilities. Each lease has a thirty-day cancellation provision. Thereby, the Company may terminate the leases without any additional obligations. Rent expense for the years ended December 31, 2002 and 2001 was $22,129 and $66,268, respectively.

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 8 – CAPITAL REQUIREMENT

As a registered broker, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002 and 2001, the Company had net capital of $546,581 and $321,507 and required minimum net capital of $100,000, resulting in excess net capital, of $446,581 and $221,507. The Company's ratio of aggregate indebtedness to net capital in each year was 0.98 to 1 and 2.03 to 1, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 10 – INCOME TAXES

Income tax expense (recovery) is comprised of the following components:

	2002	2001
Current income tax	**$ 25,313**	$ (104,750)
Deferred income tax	**(1,208)**	46,343
Total Income Tax Expense (Recovery)	**$ 24,105**	$ (58,407)

Current income tax expense (recovery) consists of book net income adjusted for current period timing differences applied at statutory tax rates. Current period timing differences are principally related to certain commission and compensation expenses and tax treatment of municipal interest income and expense.

Deferred tax assets result from certain commission and compensation expenses, deductible in future periods, at their realizable statutory tax rates. The deferred tax asset at December 31, 2002 and 2001 was $8,958 and $7,750, respectively. The income taxes payable were $7,313 and $0 at December 31, 2002 and 2001 respectively.

Refundable income taxes result from federal and state net operating loss carrybacks, which were applied as a result of the loss for the year ended December 31, 2001. Refundable income taxes represented $17,455 and $101,876 for the years ended December 31, 2002 and 2001, respectively.

OBERWEIS SECURITIES, INC. (F/K/A OBERWEIS.NET, INC.)

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 11 – STOCKHOLDER AGREEMENT

Under a stockholder agreement, the transfer of any of the Company's shares is restricted by right of first refusal by the Company to purchase shares upon the same terms and conditions of any bona fide offer from a third party, within 30 days of written notice to the Company of such offer.

In the event any stockholder was to leave the employ of the Company, the stockholder is obligated to sell his or her shares to the Company at book value.

NOTE 12 – STOCK DIVIDEND AND RIGHTS OFFERING

On March 13, 2001, the Company declared a 4-1 stock dividend to the shareholders of record, as of March 30, 2001. Simultaneously, the Company issued a stock rights offering to existing shareholders that gave them the right to purchase one additional share of each share owned at an offering price of approximately $1,169 per share. 107 additional shares were purchased under the rights offering for $125,032. The number of shares issued and outstanding at December 31, 2001 were 539 shares.

On April 30, 2002 the Company repurchased 4 shares of stock from a stockholder. The Company repurchased 5 additional shares on October 31, 2002. The total price paid for these shares was $11,136. The number of shares issued and outstanding at December 31, 2002 was 530 shares.

NOTE 13 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities through its principal correspondent broker/dealer. In the event its principal correspondent broker/dealer does not fulfill its obligations, the Company may be exposed to significant risk. It is the Company's policy to review, as necessary, the credit standing of the broker/dealer.